THE READER’S DIGEST ASSOCIATION, INC.

44 SOUTH BROADWAY

WHITE PLAINS, NY 10601

January 10, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention: Max A. Webb, Assistant Director

Re:                            The Reader’s Digest Association, Inc.

Amendment No. 1 to the Registration Statement on Form S-4

Filed November 22, 2010

File No. 333-170143 & -01 to -47

Dear Mr. Webb:

The Reader’s Digest Association, Inc., a Delaware corporation (the “Company”), is writing this letter in response to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from Max. A. Webb, dated December 17, 2010 (the “Comment Letter”) relating to the Registration Statement on Form S-4 referenced above (the “Registration Statement”) of the Company and certain subsidiaries of the Company named as guarantors in the Registration Statement (the “Guarantors” and together with the Company, the “Issuers”).  Along with this letter, we are submitting in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, together with Exhibits, marked to indicate changes from Amendment No. 1 of the Registration Statement as filed with the Commission on November 22, 2010.  Amendment No. 2 reflects the responses of the Company to comments received from the Staff in the Comment Letter.

The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.  Below are our responses to the Staff’s comments:

Market, Ranking, Industry Data and Forecasts

1.                                      We note you have relied on reports from third-party sources, including comScore, Inc., for data.  Please provide us with the relevant portions of the materials you cite. Also, please provide the consent of comScore.com pursuant to Rule 436 or tell us why you believe a consent is not required.  Please confirm that the reports you cite from other third party sources, such as Psychster Research on page 4, are either available for free or at nominal cost.

Response to Comment 1

In response to the Staff’s comment, we have removed references to third-party reports from Amendment No. 2.  We respectfully advise the Staff that the internet traffic data remaining in the prospectus is based on our internal data and on independent surveys and reports that were not commissioned by the Company for use in the prospectus and which are publicly available for free or on a subscription fee basis and are widely utilized by industry participants.  Based on the foregoing and after giving effect to the changes made throughout Amendment No. 2, the Company does not believe that any “report or opinion of an expert” is being “quoted or summarized as such” in the prospectus.  Therefore, the Company does not believe that a consent of any third party is required under Rule 436.

2.                                      Please revise this paragraph to remove the implication that information contained in the prospectus may not be accurate or complete. You may not disclaim responsibility for the accuracy or completeness of the information contained in your document.

Response to Comment 2

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 1 of the Registration Statement.

Prospectus Summary

3.                                      Please balance your disclosure in this section by discussing your recent emergence from Chapter 11 bankruptcy in the opening paragraphs of the summary and disclosing your revenues and net losses for recent fiscal periods.

Response to Comment 3

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 3 of the Registration Statement.

4.                                      In this regard, please also balance the summary by disclosing that your circulation levels have declined and your revenues from subscriptions and advertising have decreased because of both secular trends and general economic conditions.

Response to Comment 4

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 4 of the Registration Statement.

Summary Description of the Exchange Notes

5.                                      Please revise the first sentence under this heading. We note that it is intended to be a complete summary.

Response to Comment 5

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 11 of the Registration Statement.

Risk Factors

6.                                      Please remove the third and fourth sentences of the introductory paragraph.  If a risk is not deemed material, it should not be referenced.

Response to Comment 6

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 16 of the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information

Adjustments relating to the Fresh Start Accounting

7.                                      We note your disclosure that the book value of the unearned revenue was reduced to fair value, in accordance with ASC 805, to reflect the anticipated costs to fulfill legally obligated services post-emergence from bankruptcy, plus an estimated reasonable profit margin.  Please revise to disclose the profit margin or range of profit margins used in calculating the fair value adjustment.  Footnote (l) on page 54 should be similarly revised.

Response to Comment 7

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see pages 48 and 55 of the Registration Statement.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Adjustments relating to the Deconsolidation

Footnote (a)

8.                                      We note your disclosure that the pro forma adjustments for the deconsolidation eliminate the revenue and related costs of RDA UK which was deconsolidated in February 2010.  Please revise your footnote and also disclose that the deconsolidation resulted in a $49 million loss at the time of deconsolidation but since the impact of the loss is non-recurring it had been eliminated from the historical financial statements.

Response to Comment 8

In response to the Staff’s comment, we have revised the Registration Statement as requested. Please see page 52 of the Registration Statement.

Adjustments relating to the Plan of Reorganization

Footnote (e)

9.                                      We note your disclosure that these adjustments recognize compensation expense for your Board of Directors under compensation plans put into effect for your post-emergence Board.  Please revise footnote (e) to provide further details as to the nature of these amounts including how the amounts were calculated or determined.  Include in your revised disclosure whether this adjustment represents incremental compensation to the Board and explain how this compensation was directly related to the Reorganization.  Also, please explain why the adjustment for the nine months ended September 30, 2010 is decreasing expenses by $(.3) rather than increasing them for the period.

Response to Comment 9

We respectfully advise the Staff that we have a new Board as a result of our emergence from bankruptcy that is compensated in cash and equity.  As a result of the Company’s emergence from bankruptcy, new Board and new stock award plan, we will recognize additional expense in our statement of operations.

Both the Successor Company and Predecessor Company utilized stock awards as a component of compensation.   The Predecessor Company equity plans included awards that contained a liquidity event provision or a performance condition as defined in ASC 718-10-20.  The liquidity event was never considered probable and, as a result, we did not recognize any compensation expense in the Predecessor Company in accordance with ASC 718-10-25-20.  The Successor Company stock awards provided to our new Board do not include a liquidity event provision, and as such, compensation expense is recognized over the requisite service period in accordance with ASC 718-10-35-2.  The requisite service period is equivalent to the awards vesting schedule.

Pursuant the RDA Holding Co. 2010 Equity Incentive Plan, stock awards were granted to the new Board, with a grant date in the second calendar quarter of 2010.  One-third of the stock awards granted to the Board of Directors vested upon grant.  As such, under ASC 718-10-35-2, our historical expense for the period February 20 to September 30, 2010 includes the expense of the initial grant, along with expense for approximately four months of the first year’s service period (for the period June 2010 to September 2010).

The pro forma adjustment first assumes that the event of granting stock awards to the new Board occurred on January 1, 2009 as a result of our emergence from bankruptcy and consistent with our Plan of Reorganization.  The pro forma adjustment to 2009 includes the impact of the initial grant expense, along with the expense for twelve months of the first year’s service period.

The pro forma calculation for nine months ended September 30, 2010 considers the 2010 expense to only include expense for nine months of the second year’s service period.  Given the expense for the historical period February 20 to September 30, 2010 includes the expense of the initial grant (pushed back to 2009 in the pro forma adjustment), the pro forma expense is less than the historical expense and thus results in a pro forma adjustment that decreases expense.

As requested, we have revised the Registration Statement accordingly.  Please see page 53 of the Registration Statement.

Footnote (f)

10.                               We note that this adjustment reflects adjustments to compensation expense as a result of the 2010 Omnibus Incentive Compensation Plan.  Please explain in footnote (f) how the amounts of the adjustments were calculated or determined, including all significant assumptions used in your computations.  Include in your response and your revised disclosure the nature and terms of the equity-based awards that were granted in 2010 and tell us how they are directly related to the Reorganization.  Also, please explain why the adjustment for the nine months ended September 30, 2010 resulted in a $.4 million decrease in expense rather than an increase in expense for the period.

Response to Comment 10

We respectfully advise the Staff that our 2010 Omnibus Incentive Compensation Plan includes a provision for 25% of our stock awards granted to management to vest at the grant date and an additional 25% vests on each of the first, second and third anniversaries thereafter.  Stock awards granted under the 2010 Omnibus Incentive Compensation Plan only contain a service condition and, as such, we recognize compensation expense on a straight-line basis over the requisite service period in accordance with ASC 718-10-35-8 and our accounting policy disclosed on page F-17 of our December 31, 2009 consolidated financial statements.

Pursuant to the RDA Holding Co. 2010 Equity Incentive Plan, stock awards were granted to management, with a grant date in the second calendar quarter of 2010.  One quarter of the stock awards granted to management vested upon grant date.  As such, under ASC 718-10-35-2, our historical expense for the period February 20 to September 30, 2010 includes the expense of the initial grant, along with expense for approximately four months of the first year’s service period (for the period June 2010 to September 2010).

The pro forma adjustment first assumes that the event of granting stock awards to management occurred on January 1, 2009 as a result of our emergence from bankruptcy and consistent with our Plan of Reorganization. The pro forma adjustment to 2009 includes the impact of the initial grant expense, along with the expense for twelve months of the first year’s service period.

The pro forma calculation for nine months ended September 30, 2010 considers the 2010 expense to only include expense for nine months of the second year’s service period.  Given the expense for the historical period February 20 to September 30, 2010 included the expense of the initial grant (pushed back to 2009 in the pro forma adjustment), the pro forma expense is less than the historical expense and thus results in a pro forma adjustment that decreases expense.

The Plan of Reorganization provided for the granting of equity awards for 7.5% of the common stock of the Successor Company to continuing employees and the Board of Directors of the Successor Company. The Plan allowed for the Successor Company Board of Directors to set the terms. The Plan was approved in April 2010 and awards were granted in June 2010.

As requested, we have revised the Registration Statement accordingly.  Please see page 53 of the Registration Statement.

Footnote (h)

11.                               Please revise footnote (h) to disclose the significant assumptions that were used to compute each component of this adjustment.

Response to Comment 11

We respectfully advise the Staff that the pro forma adjustment (h) on page 54 reflects the Company’s actual historical expense recorded during the period and is related to our pre-petition debt.

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 54 of the Registration Statement.

Footnote (i)

12.                               We note that this adjustment reflects the elimination of the loss on an interest rate swap that occurred during the quarter ended June 30, 2009.  In light of the fact that it appears that this loss would most likely still occur on January 1, 2009 assuming the Plan and reorganization took place on January 1, 2009, please revise to clarify that even though this loss would occur immediately prior to the reorganization, it is non-recurring and therefore is not included in the pro forma financial statements.  Also, please tell us and clarify in footnote (i) how this adjustment is directly attributable to the reorganization transaction as required by Rule 11-02(b)(6) of Regulation S-X.

Response to Comment 12

We respectfully advise the Staff that our interest rate swap agreement and associated liability were directly associated with our pre-petition debt.  This liability became a Class 3 pre-petition claim in our bankruptcy case. As such, we believe this loss on the interest rate swap is directly attributable to our chapter 11 Plan of Reorganization.

In response to the Staff’s comment, we have revised the Registration Statement as requested. Please see page 54 of the Registration Statement.

Footnote (k)

13.                               We note that this adjustment reflects the increase in tax expense for the twelve months ended December 31, 2009 and the increase in tax benefit for the nine months ended September 30, 2010. Please revise to explain how these amounts were calculated or determined, including the tax rates and any other significant assumptions that were used to calculate the adjustment.

Response to Comment 13

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see pages 54 and 55 of the Registration Statement.

Footnote (l)

14.                               We note from the disclosure in footnote (l) that you have reduced the adjustment to consider the impact of unearned revenue amortization related to fair value adjustments recorded at the acquisition of Readers Digest Association by Ripplewood Holdings and its affiliated companies on March 2, 2007.  Please explain why you believe it was appropriate to reduce the adjustment to amortize the unearned fair value adjustment for the 2007 acquisition transaction for purposes of the pro forma presentation.  Additionally, please revise footnote (l) to explain how this portion of the adjustment of $12.1 million was calculated or determined.

Response to Comment 14

We respectfully advise the Staff that we have eliminated the amount of unearned revenue amortization included in our historical financial statements associated with the fair value adjustments recorded at the acquisition of The Readers Digest Association, Inc. by Ripplewood Holdings and its affiliated companies on March 2, 2007 (the “Ripplewood Acquisition”).  This adjustment results from an assumption that had our emergence from bankruptcy and application of fresh start accounting occurred on January 1, 2009, unearned revenue would have been recorded at fair value.  Any remaining amortization of fair value adjustments related to the Ripplewood Acquisition existing at January 1, 2009 would not have been amortized into the income statement.  Thus, amortization of fair value adjustments related to the Ripplewood acquisition included in our historical financial statements would duplicate our pro forma adjustment.  Consequently, we have eliminated this amortization from our pro forma financial statements.

In response to the Staff’s comment, we also have revised the Registration Statement as requested.  Please see page 55 of the Registration Statement.

Adjustments Relating to the Fresh Start Accounting

Footnotes (r) and (t)

15.                               Please revise to explain in further detail how these adjustments were calculated or determined.  Include in your disclosure the tax rates used in the calculation as well as any other assumptions used in your computations.

Response to Comment 15

In response to the Staff’s comment, we have revised the Registration Statement as requested. Please see pages 57 and 58 of the Registration Statement.

Adjustment (s)

16.                               We note that this adjustment reflects interest expense and amortization of deferred financing fees on the notes as discussed in the exchange offering as well as elimination of interest and fees related to the DIP Facility and German Term Loan.  In order to clearly show how the income statement adjustments were calculated or determined, please revise your footnote to disclose the amount of the notes issued, the amount of the issuance discount and the amount of the deferred financing fees related to the notes that were recorded in the historical financial statements.  Also, please disclose the amount of the Senior Credit facility deferred financing fees and commitment fees that were recorded in 2010.  In addition, please revise to disclose the amounts of the obligations that were repaid/repurchased as well as the related interest rates and fees associated with these obligations.

Response to Comment 16

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see pages 57 and 58 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

17.                               We note that your disclosures of results of operations include a discussion of the changes in revenue and operating income/loss between periods in which a statement of operations is provided. Please revise to also include a discussion of the changes in the other operating line items in the statement of operations such as product, distribution and editorial expenses; and promotion, marketing and administrative expenses.

Response to Comment 17

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 75 through 88 of the Registration Statement.

The Periods From February 20 to September 30, 2010 and January 1 to February 19, 2010 compared to the nine months ended September 30, 2009

18.                               We note from your disclosure that in discussing revenue and operating profit you disclose an amount for the combined nine month period ended September 30, 2010 as compared to the nine months ended September 30, 2009. Please note that it is not acceptable to combine the revenue, operating profit, or other amounts for the period from February 20 to September 30, 2010 with amounts from January 1 to February 19, 2010 to result in one amount for purposes of discussing the changes in results of operations between periods because of the change in basis that resulted from the adoption of fresh start accounting.  Please revise to separately disclose the amount related to each reporting period when discussing the reasons for the changes between each reporting period.

Response to Comment 18

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see pages 75 through 79 of the Registration Statement.

Historical liquidity and capital resources

Debt

19.                               We note your disclosure of the debt instruments outstanding as of September 30, 2010.  Please revise to include disclosure of the pertinent terms and conditions of these debt instruments including, interest rate, maturity, and the nature of any restrictive covenants.

Response to Comment 19

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 96 of the Registration Statement.

Sufficiency of capital resources

20.                               Please revise to discuss your liquidity needs on a short-term and long-term basis (long-term is twelve months or longer).

Response to Comment 20

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 98 of the Registration Statement.

Quantitative and Qualitative Disclosures About Market Risk

21.                               We note your disclosure that your earnings are sensitive to the impact of changes in foreign currency exchange rates on certain identifiable transactions.  Please revise your disclosure to discuss this risk in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Response to Comment 21

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 101 of the Registration Statement.

Business

Effective branded community-based business model

22.                               Please provide us with support for your belief that “these communities have high customer engagement and are, therefore, attractive to advertisers.”

Response to Comment 22

We respectfully advise the Staff that the print advertising industry relies on standard metrics to determine how well consumers engage with a media property.  For example, by looking at metrics such as advertising recall (whether a reader remembers seeing an advertisement), actions taken (whether a reader did something as a result of reading a magazine or seeing an advertisement) or favorability (reader identification of a favorite magazine), advertisers are able to determine a magazine’s customer engagement levels. The digital advertising industry also relies on standard metrics to gauge website engagement, but the metrics differ slightly.  Using information such as time spent on a website, page views per visit and the number of repeat visitors, digital advertisers can determine a website’s user engagement levels.  In turn, advertisers rank magazines and websites, based on these metrics, to help in selecting the appropriate environments for their advertising campaigns.

Third party, syndicated research companies, such as GfK MRI (print), Affinity (print) and ComScore (digital), regularly conduct nationally representative surveys to determine a property’s engagement among its readers, based on, but not limited to, the metrics described above.  The data presented by these companies are currently the industry standards for advertising agencies, companies and publishers alike.

In using syndicated research from GfK MRI, Affinity and ComScore, we have determined that many properties within our branded communities businesses generate high reader engagement and compete well among comparable media and genres.  Our properties’ strong engagement metrics exhibited within these studies, in conjunction with our 9% growth in advertising revenue (adjusted for rate base and frequency changes) for our branded communities, reflect that as a whole our communities have high consumer engagement and are, in turn, attractive to advertisers.

We are supplementally providing to the Staff, with the paper copy of Amendment No. 2, detailed data from recent syndicated research that illustrate the high customer engagement among our measured properties, including Every Day with Rachael Ray, Taste of Home, The Family Handyman, Birds and Blooms, Reader’s Digest, AllRecipes.com, TasteofHome.com, RachaelRaymag.com, TheFamilyHandyman.com and rd.com.

Leader in direct marketing

23.                               Please provide us with support for your statement that “our international response rate is greater than twice the industry average for direct mail.”

Response to Comment 23

We respectfully advise the Staff that the foundation for our statement on industry response rates comes from the independent report of the Direct Marketing Association (“DMA”), the leading global trade association of businesses and nonprofit organizations using and supporting multi-channel direct marketing tools and techniques. DMA conducts a response rate survey every year within its members, who are direct marketing companies, which yields significant information on direct marketing campaigns.  The response rate report provides benchmarks for direct marketing campaign performance by media (mail, phone, internet) and by industry (publishing, media & entertainment, technology & manufacturing, retail, financial services, and nonprofit).

The Company compared its own internal response rates for all Company direct marketing campaigns conducted globally between July 2009 and June 2010 to the 2010 DMA Response Rate report, and determined that our international response rates are more than twice the U.S. industry average.  We operate in multiple countries internationally, where the power of sweepstakes, the lack of competition in direct mail, our unique products and our U.S.-based knowledge of direct marketing practices allow us to be much more effective than what the industry is capable of domestically.

We are supplementally providing to the Staff, with the paper copy of Amendment No. 2, data from the 2010 DMA Response Rate report that illustrates that our international response rates are more than twice the U.S. industry average.

Management

24.                               Please revise the director biographies to provide the information called for by amended Item 401(e)(1) of Regulation S-K, including a brief discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

Response to Comment 24

We respectfully advise you that none of the directors of RDA Holding Co., other than Messrs. Sequeira and Shapiro, were nominated by us or our board.  Rather, they were appointed in connection with our chapter 11 bankruptcy proceedings by a committee of the Company’s pre-petition lenders with the approval of the Bankruptcy Court.  As a result, we are not aware of the considerations of the lender committee or the Court in making and approving such appointments.  For the sake of clarity, we have added a statement to this effect to the introduction to the director biographies.  Messrs. Sequeira and Shapiro were nominated for election to the board subsequent to our emergence from bankruptcy and we have included the disclosure called for by Item 401(e)(1) of Regulation S-K with respect to these two directors.  We will include similar disclosure for our remaining Board members when they are nominated for election by our stockholders.  Please see pages 130-132 of the Registration Statement.

Executive Compensation

25.                               We note you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response to Comment 25

Item 402(s) of Regulation S-K requires that registrants discuss their policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives “to the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.”  We respectfully advise the Staff that we have not included such disclosure in the Registration Statement because we believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company.

In reaching the conclusion that disclosure is not required, we wish to point out that the Company (through its Board of Directors or management at the direction of the Board of Directors), in establishing and administering its compensation policies, plans and practices, considers the extent to which those policies, plans and practices create incentives or encourage behavior that is reasonably likely to have a material adverse effect on the Company.  These considerations are taken into account for all aspects of compensation, including incentive and bonus plans, equity award plans, sales commission plans, and severance compensation.  In addition, the Board of Directors (or management at the direction of the Board of Directors)

considers the possible impact of compensation arrangements in establishing and evaluating the internal controls the Company has implemented to manage risks.  Such controls include multiple performance metrics, incentive payment caps (such as maximum bonuses), use of corporate-wide financial measures, time-based vesting of equity awards, internal controls on commissions paid to employees in our sales divisions, and Board and Board Committee oversight and approvals.  On the basis of its review of its compensation arrangements and its establishment and monitoring of its internal controls, the Board (or Board Committees acting pursuant to delegated authority) and management have not identified unmitigated risks created by our compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on the Company.

Competitive Data

26.                               It appears from your disclosure that you use compensation data about other companies to at least in part, base, justify, or provide a framework for your compensation decisions.  We note in this regard disclosure that you use survey data from the Towers Watson Executive Compensation Survey and the Towers Watson General Industry Executive Survey.  You further disclose that you target named executive officer salaries at the median for total annual cash compensation and total direct compensation.  Please clarify how you use this survey data to structure compensation for your named executive officers.  Additionally, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you or advise.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  For additional guidance, see Regulation S-K Compliance and Disclosure Interpretation 118.05.

Response to Comment 26

In response to the Staff’s comments, we respectfully advise you that we do not believe that we have benchmarked against any particular specific subset of companies.  As we have noted in the Registration Statement, we do not have a specific peer group that we use for comparative purposes.  We utilize the Towers Watson Media Executive Compensation Survey and the Towers Watson General Industry Executive Survey as a starting point for an understanding of current compensation practices among a large cross-section of companies generally, and then set base salary and target cash and direct compensation based on a review of a variety of factors, including role, responsibility, experience, leadership capabilities, success in achieving objectives and internal pay equity.  The Towers Watson Media Executive Compensation Survey and the Towers Watson General Industry Executive Survey include approximately 135 and over 800 participants, respectively.  We do not believe that listing each individual participant in the surveys would be particularly useful or meaningful to an investor.  Our compensation committee does not analyze each of the companies in the Towers Watson surveys individually and does not make a determination as to whether any individual company or group of companies is comparable to us.  As noted in our Registration Statement, we believe that we primarily compete for talent with privately-held publishing companies for which there is little available competitive data.

For the sake of clarity, we have revised the Registration Statement to address these points.  Please see page 137 of the Registration Statement.

Annual Cash Bonus

27.                               We note that you use adjusted EBIDTA as a performance target for the MIP.  Please revise to disclose how adjusted EBITDA is calculated from your audited financial statements.  Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Response to Comment 27

We respectfully advise the Staff that, in the course of amending the Registration Statement to respond to the Comment Letter, we have updated our Compensation Discussion and Analysis to reflect the fiscal year ended December 31, 2010.  As such, the discussion of our Management Incentive Compensation Plan and Senior Management Incentive Compensation Plan has been deleted, as those plans were not in effect for the 2010 fiscal year.  However, our 2010 incentive compensation plans, the Variable Compensation Plan, the Enterprise Value Maximization Plan, and the 2010 Stub Year Incentive Plan, also used EBITDA as a measure of performance.  In light of the Staff’s comment, we have included a description of how EBITDA is calculated from our audited financial statements for these 2010 plans.  Please see pages 139-141 of the Registration Statement.

The Exchange Offer

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

28.                               It appears from your disclosure that you will issue the new notes or return the old notes promptly alter acceptance. Please revise to clarify that you will issue the new notes or return the old notes promptly after expiration or termination.  Revise your disclosure on page 8 in this manner as well. See Exchange Act Rule 14e-l(c).

Response to Comment 28

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see pages 8 and 169 of the Registration Statement.

Description of Notes

Repurchase at the option of the holder

29.                               Please revise to provide cross-references to the definitions of “Excess Cash Flow,” Change of Control,” and “Asset Sale” on pages 240, 232, and 229, respectively.

Response to Comment 29

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see pages 190, 191 and 194 of the Registration Statement.

U.S. Federal Income Tax Considerations

30.                               We note that language that the discussion of material tax consequences “is, in the opinion of [counsel], correct in all material respects” is not appropriate in a short-form tax opinion.  Please revise the introductory paragraph to clearly indicate that the discussion of material tax consequences is the opinion of counsel.

Response to Comment 30

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 261 of the Registration Statement.

Audited Financial Statements for the Six Months Ended December 31, 2009 and Year Ended June 30, 2009 and 2008

Consolidated Statements of Changes in Stockholders’ Deficit for the six months ended December 31, 2009, Years ended June 30, 2009, 2008 and Combined Consolidated Statement of Changes in Stockholder’s Equity for the year ended June 30, 2007

31.                               We note the presentation in the statement of changes in stockholder’s equity for the year ended June 30, 2007 of a line item entitled “Adjustment of historical carrying amounts (38.5% for WRC Media Inc. and 15.6% for Direct Holdings U.S. Corp of fair value of assets acquired and liabilities assumed) in the amount of $80.2 million.  Please tell us and clarify in Note 3 the nature of this adjustment to equity and explain in detail how it was calculated or determined. As part of your response, you should also explain how this equity adjustment relates to the amounts reflected in the purchase price allocation included in Note 3.  We may have further comment upon review of your response.

Response to Comment 31

We respectfully advise the Staff that the nature of the adjustment to equity of $80.2 represents an adjustment to fair value of net assets acquired and liabilities assumed of amounts not previously owned by investment funds affiliated with Ripplewood as well as the historical carrying amounts owned by investment funds affiliated with Ripplewood in the WRC Media merger and Direct Holdings stock acquisition.  The amount was determined using historical carrying amounts and valuations prepared at the time of the transactions.  These valuations were used by management and third parties to establish the fair value of consideration exchanged at the time of the transaction.

In response to the Staff’s comment, we have clarified Note 3 as requested.  Please see pages F-22 and F-23 of the Registration Statement.

Notes to the Financial Statements

Note 2.  Organization and Summary of Significant Accounting Policies

Stock-Based Compensation

32.                               We note your disclosure that liability awards such as stock appreciation rights and restricted stock units, total compensation costs arc based on the fair value of the award on the date the terms are paid.  Please tell us the nature and terms of any equity based awards that are accounted for as liabilities as of December 31, 2009, June 30, 2009 or June 30, 2008. Also, if there are any equity based awards accounted for as liabilities during these periods, please tell us the amount of the liability and the caption on the balance sheet where the amount is recorded.  Additionally, it appears that these liabilities would be measured at fair value on a recurring basis and as such, the disclosures set forth in ASC 820-10-50 should be included in the notes to the financial statements.  Please revise accordingly.

Response to Comment 32

We respectfully advise the Staff that while our policy discloses our treatment of stock awards is based on their specific terms, none of our stock awards during the reported periods met liability classification under US GAAP.  Our stock awards granted under our Predecessor Company and Successor Company equity plans do not require us to settle the awards in cash and the awards do not allow the employee to avoid bearing the risks and rewards normally associated with stock ownership.  Furthermore, we do not have a history of settling these types of awards in cash.  As a result, we do not have any stock awards that qualify for liability classification under ASC 718, Compensation — Stock Compensation and ASC 480, Distinguishing Liabilities from Equity.

We have revised the Registration Statement to address these points.  Please see page F-17 of the Registration Statement.

Product Warranty

33.                               We note from your disclosure that you provide basic and extended warranty policies on certain of the Lifestyle and Entertainment Direct Products.  Please revise your notes to the financial statements to include the disclosures related to the warranty accrual required by ASC 460-10-50-8.

Response to Comment 33

We respectfully advise the Staff that we included a description of our accounting policy covering product warranties for certain of our Lifestyle and Entertainment Direct products in anticipation of growing business in this reportable segment.  As discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations, on page 72, this business has diversified its offerings and channels, with a growing distribution in the retail channel.  The product liability balances were immaterial for disclosure during all periods covered by our financial statements and, as a result, we did not include the required disclosures under

ASC 460-10-50-8.  At such time when the product warranty liability becomes material, we respectfully advise that we will include the disclosures required under ASC 460-10-50-8.

For the sake of clarity, we have revised the Registration Statement to address these points.  Please see page F-18 of the Registration Statement.

Note 3. Entities Under Common Control

34.                               We note from the disclosure included in Note 3 that the consideration paid by RDA Holdings Co. to acquire the 38.5% of WRC Media not owned by investment funds affiliated with Ripplewood and the 15.6% of Direct Holdings not owned by investment funds affiliated with Ripplewood totaled $43.3 and $9.2 million, respectively.  Please reconcile these amounts with the aggregate purchase prices for WRC Media and Direct Holdings disclosed in Note 2 on page F-12 of $100.7 million and $56.7 million, respectively.  In this regard, we are unclear as to why the purchase price paid for the interests not owed by entities affiliated with Ripplewood was not equal to 38.5% and 15.6% of the aggregate purchase prices disclosed in Note 2. Please advise or revise as appropriate.

Response to Comment 34

We respectfully advise the Staff that the references to $100.7 million and $56.7 million represent the total aggregate consideration paid to the stockholders of WRC Media and Direct Holdings U. S. Corp. respectively, inclusive of amounts paid to Ripplewood Holdings L. L. C., the predecessor and controlling stockholder in the Acquisition, and transaction costs. The references to $43.3 million and $9.2 million disclosed in the table represent the total aggregate consideration paid to the stockholders of WRC Media and Direct Holdings U. S. Corp, respectively, exclusive of amounts paid to Ripplewood and inclusive of transaction costs.  Therefore, the nature of the difference between the amounts disclosed in the table and those disclosed in Note 2 represent the estimated fair value of amounts paid to Ripplewood for WRC Media and Direct Holdings, respectively, for which the predecessor used the carryover basis.

The table below summarizes the components of the $43.3 million and $9.2 million.

	WRC	Direct Holdings
Aggregate consideration paid to stockholders	$100.7	$56.7
Amounts paid to stockholders of WRC Media (38.5%) and Direct Holdings U.S. Corp (15.6%)	38.7	6.6
Transaction costs	4.6	2.6
	$43.3	$9.2

35.                               We note from the disclosure included in Note 2 that a portion of the purchase prices for the acquisition of 38.5% of WRC Media not owned by investment funds affiliated with Ripplewood and 15.6% of Direct Holdings not owned by investment funds affiliated with Ripplewood consisted of shares of the Company’s common stock.  Please tell us and revise the Company’s financial statements to explain how the fair value of the shares issued to these parties was determined. We may have further comment upon review of your response.

Response to Comment 35

We respectfully advise the Staff that the value of the RDA Holding Co. common stock and preferred stock issued as consideration in the WRC Media and Direct Holdings purchases was determined using both actual cash consideration received from third parties in exchange for common and preferred shares at the date of the acquisition transaction and valuations prepared at the time of the transactions.  Such valuations were used by management and third parties to establish the fair value of consideration exchanged at the time of the transaction.

As requested, we have revised the Registration Statement accordingly.  Please see page F-22 and F-23 of the Registration Statement.

Note 13.  Prepaids and Other Current, Assets

36.                               We note from your disclosure that the balance of prepaids and other current assets for each of the reporting periods includes a line item titled “expense of subsequent issues.”  Please tell us the nature of these capitalized amounts.

Response to Comment 36

We respectfully advise the Staff that expense of subsequent issues (“ESI”) includes prepaid magazine product costs, such as paper, printing and delivery costs, incurred for future issues of the magazine.  The nature of these costs result from a two to three month advance lead time in the creation of our magazines.  ESI is recognized as expense when revenue for the specific issue is recorded in accordance with our revenue recognition policy, on the magazines’ issue date.  We systematically track these expenses on an issue-by-issue basis to ensure accurate timing of expense recognition.

Note 23.  Equity Compensation Plans

37.                               Since there was no public trading market for the Company’s common shares following the Acquisition transaction during 2007, please tell us and revise Note 23 to explain in further detail how the Company determined the estimated market value of its common shares during the various periods presented in the Company’s financial statements during which stock options, RSA’s and RSU’s were granted to employees, directors and consultants. Your revised disclosures should explain in detail both the methods and significant assumptions used in estimating the market values of the common shares at the grant dates and periodic measurement dates for the stock based compensation grants.  We may have further comment upon review of your response.

Response to Comment 37

We respectfully advise the Staff that the estimated market value of our common stock at each respective grant date is based on a combination of the income and market approaches.  We engaged a third party valuation firm to prepare an analysis to assist in our assessment of fair value of our common stock for this purpose. We considered the transaction approach in our assessment; however, we did not use this method due to the lack of representative transactions.  The valuation approaches used to value the common stock are considered Level 3 of the fair value hierarchy defined in ASC 820, Fair Value Measurements and Disclosures. In addition, the total indicated equity value was reduced by applying a discount for lack of marketability.

As requested, we have revised the Registration Statement accordingly.  Please see page F-55 of the Registration Statement.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2009

General

38.                               We note that you recorded several asset impairments during fiscal 2010.  In light of the fact, that the calculation of these impairments required the assets to be recorded at their fair value, we believe that the disclosures required by ASC 820-10-50 should be included in your notes to the financial statements. Please revise to include these disclosures for any assets or liabilities that are measured at fair value on a non-recurring basis.

Response to Comment 38

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see pages F-110 and F-111 of the Registration Statement.

Note 3.  Fresh Start Accounting

39.                               We note that the equity value at February 19, 2010 was determined to be $589.9 as calculated as the concluded enterprise value less $555.3 million of interest bearing debt plus $157.3 million of cash and cash equivalents.  We also note from your disclosure in Note 2 that 27.5 million shares were issued to holders of allowed pre-petition credit agreement claims and new warrant certificates were issued to certain holders of allowed claims who voted in favor of your Plan. Please tell us, and revise to disclose how you determined the amount of shares and warrants to be issued in connection with the emergence from Chapter 11.  Also, please tell us how you valued the reserve of 7.5% for equity grants to management and the new Board of Directors.  Additionally, please tell us how you calculated or determined the amount of cash and cash equivalents of $157.3 million used in the calculation of equity value as that amount is not consistent with the amount on the statement of financial position as of February 19, 2010 as disclosed in Note 3.

Response to Comment 39

We respectfully advise the Staff that the number of shares was determined by management and approved by our Board of Directors utilizing the value of stockholders’ equity and the enterprise value of the Company.  The equity value was inclusive of any warrants and management equity grants and consequently dilutive to the common stockholders.  As a result, any value assigned to management equity or warrants would have no impact to our February 19, 2010 equity value.  The value of the options and the amount of warrants were determined based on actual issuance and are disclosed in “Note 16, Equity Based Compensation” and “Note 17, Common Stock Warrants” of our September 30, 2010 Unaudited Consolidated Financial Statements.

At February 19, 2010, our cash balance reflected excess cash resulting from the protection afforded to us while in bankruptcy.  Upon our emergence from bankruptcy we paid $112.3 million of reorganization related payments.  This adjustment to cash represents cash flows not captured in the discounted cash flow analysis that were expected to be paid shortly after our emergence. Our equity value is based on our enterprise value less interest bearing debt plus cash on hand and excess cash directly impacts the equity value.  We therefore adjusted our cash balance to reflect the outstanding payments related to our reorganization on the emergence date. The adjusted cash balance is calculated as follows:

Cash at 2/19/10	$269.6
Reorganization Obligations	(112.3)

Adjusted Cash at 2/19/10	$157.3

As requested, we have revised the Registration Statement accordingly. Please see page F-110 of the Registration Statement.

40.                               We note from the disclosure on page F-109 that the Company’s reorganization value is $987.9 million and was estimated using various valuation methods, including (1) a comparison of your project performance to the market values of comparable companies, (2) a review and analysis of several recent transactions of companies in similar industries as the Company and (3) a calculation of the present value of future cash flows based on your projections.  With regard to the Company’s determination of reorganization value, please tell us and revise the notes to your financial statements to include disclosure of the following matters:

•                                Please revise to disclose the significant assumptions used in your discounted cash flow analysis including expected changes in cash flows from those indicated by your current operations, number of years for which cash flows were projected, discount rates and other significant assumptions used in your analysis, including how any terminal value was calculated or determined.  Refer to the disclosure requirements outlined in ASC 852-10-50-7.

•                                Disclose the results of the valuation based on multiples of peer group companies and explain how the results of this analysis we were combined or blended with the results of the discounted cash flow analysis to arrive at the total enterprise value of $987.9 million.

We may have further comment upon receipt of your response and our review of your revised disclosures.

Response to Comment 40

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page F-110 of the Registration Statement.

41.                               We note that fresh start adjustments included adjustments to the value of property, plant and equipment, and intangible assets.  Please revise your disclosure to state all significant assumptions used by the valuation consultants or management in determining the valuation amounts.  As part of your revised disclosure, please explain in detail the nature of any intangible assets that required adjustment to fair value, the amounts of fair value adjustments for each type of intangible and a discussion of how the fair value was determined.  Also, include disclosure of sensitive assumptions for which there is a reasonable possibility of the occurrence of a variation that would have significantly affect the measurement value, and assumptions about anticipated conditions that are expected to be different from current conditions.  See ASC 852-10-50-7.

Response to Comment 41

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see pages F-110 and F-111 of the Registration Statement.

Footnote (d)

42.                               We note that this adjustment primarily reflects the increase in long-term and short-term deferred tax liabilities, other tax adjustments, the recognition of a deferred gain relating to a previous sale-leaseback transaction and other deferred rent charges on the rejected leases pursuant to the Plan of Reorganization.  Please revise to disclose the amount of the adjustment related to each of the disclosed factors and explain how you calculated/determined each amount.  In addition, please provide us more details as to the reasons for the recognition of a deferred gain relating to a previous sale-leaseback and tell us why you believe it is related to the Plan of Reorganization.

Response to Comment 42

In response to the Staff’s comment, we have revised the Registration Statement as requested to disclose the amount of the adjustment related to each of the disclosed factors and explain how we calculated/determined each amount.  Please see page F-113 of the Registration Statement.

In addition, we respectfully advise the Staff that our recognition of a deferred gain relating to the sale leaseback transaction of our Pleasantville, New York headquarters is related to our Plan of Reorganization because we rejected this lease in the course of our bankruptcy proceedings.

Footnote (e)

43.                               Please revise to disclose the amount of the adjustment related to each factor disclosed.  Also, in light of the fact that you disclose that these amounts are “reclassified,” please disclose the line item on the balance sheet where these amounts are reclassified from.

Response to Comment 43

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page F-113 of the Registration Statement.

Footnote (f)

44.                               We note from the disclosure included in footnote (f), that in connection with the reorganization plan, the Senior Subordinated Note holders received a settlement of new warrants provided the note holders voted in favor of the plan.  Please tell us and revise footnote (f) to disclose the number and terms of the warrants that were issued to the note holders as part of the plan.  Also, please explain how these warrants were valued and accounted for in the Company’s financial statements as part of the reorganization.

Response to Comment 44

We respectfully advise the Staff that our warrants are accounted for as equity instruments in accordance with ACS 815, Derivatives and Hedging, and as such, were classified as paid-in-capital within stockholders’ equity.  The warrants represent an obligation of the Company to issue shares. There are no terms in the Warrant Agreement indicating that the warrants are mandatorily redeemable by the Company nor do they represent an obligation of the Company to purchase its own equity instruments. Although the warrants represent an obligation that the Company issue shares, the number of shares is not based on a fixed monetary amount (i.e. the number of shares used to settle the warrants does not vary based on the fair value of the Company’s shares). Additionally, the warrants are not indexed to something other than the fair value of the Company’s shares.  Therefore, ASC 480-10-25-14 does not require the warrants to be classified as a liability. We have valued the options using the Black-Scholes option pricing model. As it relates to fresh start accounting, the only adjustment related to the warrants is the extinguishment of the Senior Subordinated Notes.  The value of the warrants have no impact on the equity value in fresh start accounting as the value is dilutive to the value of the common stockholders.  We further advise the Staff that we have revised the Registration Statement to include a cross-reference to Note 17, Common Stock Warrants, of our September 30, 2010 Unaudited Consolidated Financial Statements, where the value and terms of the warrants are fully disclosed.  Please see page F-113 of the Registration Statement.

Footnote (h)

45.                               We note that the tax impact related to the pre-tax gain on the cancellation of debt has been presented as $161.8 million. Please revise to explain how this amount was calculated or determined. Include in your revised disclosure the tax rate(s) used in the calculation or determination of this amount.

Response to Comment 45

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page F-114 and F-115 of the Registration Statement.

Footnote (i)

46.                               We note that the adjustments to prepaid magazine costs and unearned agent commissions were made because the estimated cost to complete the unearned revenue obligation included these charges. Please revise your disclosure to explain the nature of these unearned revenue obligations and to explain how you estimated or determined the fair value of the remaining obligations.

Response to Comment 46

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see pages F-114 and F-115 of the Registration Statement.

Footnote (k)

47.                               We note that in the calculation of successor company goodwill, you add the fair value of non-interest bearing liabilities, excluding accrued reorganization related liabilities.  Please provide us details of how you calculated or determined this amount of $1445.9 million.

Response to Comment 47

We respectfully advise the Staff that we calculated the fair value of non-interest bearing liabilities (non-debt liabilities), excluding accrued reorganization related liabilities, as $1445.9 million as follows:

Successor Company liabilities	$2,113.5
Interest bearing debt	$(555.3)
Reorganization related liabilities	$(112.3)
Total	$1,445.9

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page F-115 of the Registration Statement.

Footnote (m)

48.                               Please revise footnote (m) to explain in further detail how each of these adjustments was calculated or determined. As part of your revised disclosure, you should also disclose the related tax rates that were used to compute each of these adjustments.

Response to Comment 48

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page F-115 of the Registration Statement.

Footnote (n)

49.                               Please revise footnote (n) to explain how the fair value of the Company’s deferred revenue obligation was calculated or determined.  As part of your revised disclosure, please disclose the profit margin that was used in the Company’s fair value computations.

Response to Comment 49

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page F-115 of the Registration Statement.

Note 4.  Reorganization Items

50.                               Please tell us if there is any interest income recorded on the statement of operations for any of the Predecessor periods in which the company was in Chapter 11 proceedings that has not been included as a “Reorganization Item.”  Please note that ASC 852-10-45 indicates that interest income earned as a result of Chapter 11 filings should be included as a reorganization item.

Response to Comment 50

We respectfully advise the Staff that we earned $1.0 million of interest income from the period August 24, 2009 through December 31, 2009 and $0.2 million of interest income from January 1, 2010 to February 19, 2010.  ASC 852-10-45-12 states that interest income earned by an entity in chapter 11 should be reported as a “Reorganization Item” if the interest income would not have been earned but for the bankruptcy proceeding.  Interest income is primarily earned by our international businesses, which were not debtors in the chapter 11 reorganization, as part of their normal business operations, and from a note receivable related to the sale of our Books Are Fun business unit.  In addition, our debtor-in-possession financing agreement required us to hold all cash in non-interest bearing cash accounts. As a result, we did not earn any incremental interest income as a result of our bankruptcy proceedings.  Therefore, we have not recorded any interest income as a “Reorganization Item.”

Note 8.  Impairment of Assets

51.                               We note your disclosure that you have not finalized your interim impairment analysis of the “Other” reporting unit as of September 30, 2010 and therefore recorded an estimated goodwill charge of $19.1 during the period February 20 to September 30, 2010.  Please tell us if you have finalized the impairment test and if so, tell us if there will be any additional charges to goodwill or intangibles during the period ended September 30, 2010.  Also, please tell us if you have completed your annual impairment test and if so, please tell us the results of this test.

Response to Comment 51

We respectfully advise the Staff that we have finalized our interim impairment test, however we have not completed our annual impairment test.  We did not identify any additional adjustments as a result of finalizing our interim impairment test.  We expect to complete our annual impairment testing as we complete the preparation of our consolidated financial statements for the period February 20, 2010 through December 31, 2010.

52.                               Based on your disclosure in Note 8, it appears that you may have some reporting units that are at risk of failing step one of the goodwill impairment test.  With regards to your most recent goodwill impairment test, please tell us and revise your disclosure in MD&A to indicate whether any of your reporting units were at risk of failing step one of the impairment test (i.e. fair value was not substantially in excess of carrying value) and if so, please revise your discussion in MD&A to include the following disclosures:

•                                          Percentage by which fair value exceeded carrying value as of the date of the most recent test, and how fair value was determined;

•                                          Description of the methods and key assumptions used and how the key assumptions were determined;

•                                          Discussion of the degree of uncertainty associated with the key assumptions; and

•                                          Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We may have further comment upon review of your revised disclosures.

Response to Comment 52

We respectfully advise the Staff that the financial forecast utilized for purposes of the impairment analysis was an estimate of the most reasonable expected-case financials that a market participant would expect the Company to generate in the future.  Given the proximity of time since establishing the fair value of our reporting units on February 19, 2010, our estimates of fair value approximate book value.  Our Europe and Allrecipes.com reporting units passed step one of our goodwill impairment test with fair values in excess of book values by a modest margin.  Consequently, while we believe the assumptions used in the interim impairment analysis are reasonable, our analysis is sensitive to adverse changes in the assumptions used in the valuations.  In particular, changes in the projected cash flows, the discount rate, the terminal year growth rate and market multiple assumptions could produce significantly different results for the impairment analyses.  Internal and external factors could result in changes in these assumptions against actual performance which may result in future impairment tests and charges.  Internal and external factors that could negatively impact our key assumptions include a general decline in the stock market that would reduce relative valuations of comparable peer-group companies; a decrease in economic outlook or expectation for the publishing industry;  certain strategic initiatives are not realized or achieved in the level expected; interest rates, borrowing rates, and other measures of risk increase, which would increase the discount rate applied to future cash flows and reduce the present value of future cash flows; and actual financial performance is lower than anticipated.  We will continue to monitor any changes in circumstances for indicators of impairment.

As requested, we have revised the Registration Statement accordingly.  Please see page 103 of the Registration Statement.

Note 10.  Income Tax

53.                               We note your disclosure that you expect the final tax impact of the bankruptcy emergence as well as the Plan’s overall effect on the Company’s tax attributes and tax basis in assets to be recorded in the December 31, 2010 financial statements.  Please tell us, and revise your disclosure to indicate if this amount can be estimated at this time and if so please disclose the estimated impact or range of such impact.  If such amount cannot be estimated at this time, please explain why.

Response to Comment 53

We respectfully advise the Staff that we are in the process of finalizing our tax return for the year ended June 30, 2010 and expect to file the return by the March 15, 2011 deadline.  We are currently evaluating various technical tax matters and cannot finalize the bankruptcy emergence impact until those matters are resolved.  We believe the best estimate of the bankruptcy emergence is currently reflected in the overall financial position at September 30, 2010.

We have revised the Registration Statement accordingly to reflect the foregoing.  Please see page F-126 of the Registration Statement.

Note 16.  Equity-Based Compensation

54.                               We note from your disclosure in Note 2 to the audited financial statements that it appears there may be restricted stock units that were considered liability awards in the period ended December 31, 2009.  Please tell us if there are any terms related to the restricted stock units issued in 2010 that would require liability classification under ASC 718.

Response to Comment 54

We respectfully advise the Staff that while our policy is to disclose our treatment of stock awards based on their specific terms, none of our stock awards during the reported periods required liability classification under U.S. GAAP.  Our stock awards granted under our Predecessor Company and Successor Company equity plans do not require us to settle the awards in cash and the awards do not allow the employee to avoid bearing the risks and rewards normally associated with stock ownership.  As a result, we do not have any stock awards that qualify for liability classification under ASC 718, Compensation — Stock Compensation and ASC 480, Distinguishing Liabilities from Equity.  Our stock awards are equity classified with the corresponding credit to compensation expense recorded in paid-in capital.  We will continue to evaluate the terms of all future stock awards for proper classification.

55.                               We note from the disclosure included in Note 16 that the successor company has issued stock based compensation grants during the period from February 20, 2010 through September 30, 2010.  We also note that the weighted average exercise price for the options granted during this period was $17.42 and that the exercise price of all options granted was deemed equal to the estimated market value of RDA Holding Co.’s common stock at the date of grant. Please explain in further detail how the Company determined that the exercise price for options granted during the period was equal to the estimated market value of RDA Holding’s common shares. As part of your response, please reconcile the fair value of the Company’s common shares as determined on the basis of this analysis with the valuation of the shares issued as part of the reorganization proceedings in February 2010 and explain the facts and circumstances responsible for any differences.  We may have further comment, upon review of your response.

Response to Comment 55

We respectfully advise the Staff that the difference between the equity value implied from the emergence value and the common equity stock price of $17.42 are driven primarily by two factors: (1) the unit of value for the emergence value is controlling and marketable, and (2) the unit of value for purposes of the common equity per share valuation is non-controlling and non-marketable, consistent with ASC 718.  As such, we have not included a control premium and we have applied a discount to the concluded equity value in determining the equity stock price of $17.42.

Signatures and Powers of Attorney

56.                               Please include signature pages for each of the co-registrants in your next amendment.

Response to Comment 56

In response to the Staff’s comment, we have included signature pages and powers of attorney for each of the co-registrants.  Please see pages II-16 – II-39 of the Registration Statement.

Exhibit 5.2

57.                               The legality opinion should speak as the date of effectiveness.  Please have counsel revise the fourth paragraph on page 3 accordingly or confirm that counsel will refile the opinion on the date of effectiveness.

Response to Comment 57

In response to the Staff’s comment, we hereby confirm that counsel will refile the opinion on the date of effectiveness.

Exhibit 5.3

58.                               The legality opinion should speak as the date of effectiveness.  Please have counsel revise the first paragraph on page 4 accordingly or confirm that counsel will refile the opinion on the date of effectiveness.

Response to Comment 58

In response to the Staff’s comment, we hereby confirm that counsel will refile the opinion on the date of effectiveness.

Exhibit 5.4

59.                               The legality opinion should speak as the date of effectiveness.  Please have counsel revise the penultimate paragraph on page 3 accordingly or confirm that counsel will refile the opinion on the date of effectiveness.

Response to Comment 59

In response to the Staff’s comment, we hereby confirm that counsel will refile the opinion on the date of effectiveness.

Exhibit 8.1

60.                               This opinion should speak as the date of effectiveness.  Please have counsel revise the second full paragraph on page 2 accordingly or confirm that counsel will refile the opinion on the date of effectiveness.

Response to Comment 60

In response to the Staff’s comment, we hereby confirm that counsel will refile the opinion on the date of effectiveness.

Other

61.                               Please include a currently dated consent of your independent public accountant in any future amendments.

Response to Comment 61

We have included a currently dated consent of our independent public accountant in Amendment No. 2 to the Registration Statement.  See Exhibit 23.1.

*  *  *  *

We are grateful for your assistance in this matter. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (914) 244-5262 or Raphael M. Russo at (212) 373-3309.

Sincerely,

/s/ Andrea R. Newborn

Andrea R. Newborn

cc:                                Raphael M. Russo, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Lisa M. Spivack, Esq.

The Reader’s Digest Association, Inc.

Alana C. St. Aude

Paul, Weiss, Rifkind, Wharton & Garrison LLP